The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Subject to Completion. Dated December 29, 2010.

Prospectus Supplement to the Prospectus dated April 6, 2009

and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Commodity Basket Linked Notes due
(Linked to a Weighted Basket Comprised of Futures
Contracts for Crude Oil, Copper, Platinum, Soybeans and Cotton)

The notes will not bear interest. The amount that you will be paid on your notes, if any, on the stated maturity date (which will be set on the trade date and is expected to be 12 months and three weeks after the original issue date, subject to adjustment) is based on the U.S. dollar value of the performance of a weighted basket of commodities futures contracts comprised of the NYMEX February 2012 West Texas Intermediate Light Sweet Crude Oil futures contract (the WTI crude contract), the London Metals Exchange January 2012 Copper-Grade A futures contract (the copper contract), the NYMEX April 2012 platinum futures contract (the platinum contract), the CBOT March 2012 soybean futures contract (the soybean contract) and the ICE Futures March 2012 Cotton No. 2 futures contract (the cotton contract) (which we refer to as the basket underliers, and together, the basket), as measured from the trade date through the determination date (which will be set on the trade date, and is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment). The basket underliers will have the following initial weighting percentages within the basket: the WTI crude contract (40%), the copper contract (20%), the platinum contract (20%), the soybean contract (10%) and the cotton contract (10%). You could lose all or a substantial portion of your investment in the notes if the basket level decreases.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (which will be the closing level of the basket on the determination date, subject to adjustment) from the initial basket level of 100, which we refer to as the basket return. The basket return may reflect a positive return (the final basket level is greater than the initial basket level) or a negative return (the final basket level is less than the initial basket level). The closing level of the basket on the determination date will equal the sum of the products, as calculated for each basket underlier, of (i) the weighting percentage for the basket underlier times (ii) the initial basket level times (iii) the quotient of (a) the final basket underlier level on the determination date divided by (b) the initial basket underlier level.

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the basket return times $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any day other than the determination date. You could lose your entire investment in the notes. The return on your notes is linked to the performance of the basket on a one-to-one basis and therefore you will lose 1% of each $1,000 face amount of your notes for every 1% decline in the basket level. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-13.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-6 so that you may better understand those risks.

Original issue date (settlement date):	, 2011	Original issue price:	To be determined on the trade date; expected to be between 100% and 102% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue prices, underwriting discounts and net proceeds listed above relate to the notes we have sold through the date of this prospectus supplement. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                             .

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “notes”. Each of the notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-13. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Basket Underliers: the NYMEX February 2012 West Texas Intermediate Light Sweet Crude Oil futures contract (Bloomberg symbol “CLG2”), the LME January 2012 Copper-Grade A futures contract (Bloomberg symbol “LPF2”), the NYMEX April 2012 platinum futures contract (to be listed on or before the trade date under Bloomberg symbol “PLJ2”), the CBOT March 2012 soybean futures contract (Bloomberg symbol “S H2”) and the ICE Futures March 2012 cotton futures contract (Bloomberg symbol “CTH2”); see “Basket Underliers” on page S-19.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000 or integral multiples of $1,000 in excess thereof; $             in the aggregate for all the notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date for the reopened notes

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount: an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the basket return times $1,000

Initial basket level: 100

Final basket level: the sum of the products, as calculated for each basket underlier, of (i) the weighting percentage for the basket underlier times

(ii) the initial basket level times (iii) the quotient of (a) the final basket underlier level on the determination date divided by (b) the initial basket underlier level

Basket return: the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a positive or a negative percentage

Weighting percentage: the weighting percentage for each of the basket underliers is shown in the table below:

Basket Underlier	Weighting Percentage
WTI crude contract	40%
Copper contract	20%
Platinum contract	20%
Soybean contract	10%
Cotton contract	10%

Initial basket underlier level (to be determined on the trade date): with respect to each basket underlier, the level of such basket underlier, expressed in U.S. currency, is set forth in the table below:

Basket Underlier	Initial Basket Underlier Level
WTI crude contract
Copper contract
Platinum contract
Soybean contract
Cotton contract

Final basket underlier level: for each basket underlier, the closing price of such basket underlier on the determination date, except in the limited circumstances described under “Specific Terms of

Your Notes — Consequences of a Market Disruption Event” on page S-15 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance of the Price of a Basket Underlier” on page S-15

Trade date:

Original issue date (settlement date): expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be 12 months and three weeks after the original issue date, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Stated Maturity Date” on page S-14

Determination date (to be set on the trade date): a specified date that is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date —Determination Date” on page S-14

Business day: as described on page S-16

Trading day: as described on page S-16

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman Sachs International

CUSIP no.:

ISIN no.:

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical basket levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the final basket level will be on the determination date.

The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket underliers. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-6.

Moreover, we have not yet set the initial basket underlier levels and the original issue price that will serve as the baseline for determining the basket return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial basket level may differ substantially from the basket level prior to the trade date.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical basket underlier levels shown elsewhere in this prospectus supplement. For information about the historical levels of the basket underliers during recent periods, see “Basket Underliers — Historical Prices of Basket Underliers” on page S-22. Before investing in the notes, you should consult publicly available information to determine the closing levels of the basket underliers between the trade date and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The table below assumes that the notes are purchased on the original issue date and held to the stated maturity date. Moreover, the table below assumes that no market disruption event occurs with respect to any basket underlier on the determination date.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.00%	150.00%
130.00%	130.00%
110.00%	110.00%
100.00%	100.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

The payment amounts shown above are entirely hypothetical; they are based on market prices for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” on page S-8.

We cannot predict the actual final basket level on the determination date or the market value of your notes, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial basket underlier levels and the original issue price we will set on the trade date and the actual final basket underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket commodities, i.e., the commodity contracts comprising the basket to which your notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions

or Any Other Relevant Factors, the Market

Value of Your Notes on the Date of this

Prospectus Supplement (As Determined by Reference to Pricing Models Used by

Goldman, Sachs & Co.), Will, and the Price

You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit rating or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by

Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the basket return as measured by comparing the initial basket level set on the trade date to the final basket level on the determination date. If the final basket level for your notes is less than the initial basket level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. You may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Linking the Return on the Notes to a Basket

of Underliers Instead of a Single Underlier

May Lower the Return on Your Investment

Because the payment amount at maturity will be based on the performance of each of the basket underliers, a significant appreciation of one basket underlier from the trade date to the determination date may be substantially or entirely offset by the depreciation of other basket underliers during the same time period. As a result, the payment amount at maturity may be substantially lower than it might have been if you had invested in an instrument linked to a single underlier.

Linking the Return on the Notes to a Basket

that Is Not Equally Weighted May Lower the Return on Your Investment

The basket underliers are not weighted equally within the basket. Therefore, a decline in the prices of basket underliers with a higher weighting percentage may have a disproportionately negative effect on the return on your notes. In particular, because the WTI crude contract has a weighting percentage of 40% within the basket, any negative performance, and even a modestly negative performance, of that basket underlier may significantly and adversely impact the payment at maturity even if the performance of all of the other basket underliers is positive during the term of the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Your Notes Will Not Be Directly Affected by Increases in the Spot Prices for Commodities

As described under “Basket Underliers” below, the notes are linked to the futures contracts specified as the basket underliers and not to the underlying commodities themselves. As a result, it is possible for the spot prices for the commodities that underlie the futures contracts to increase without an increase in the values of the futures contracts that are the basket underliers.

Your Notes Will Not Be Affected by Positive

Roll Yield

Securities and indexes linked to commodities contracts are often subject to “rolling”, meaning that as the contracts that underlie the security or index come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in September. This is accomplished by selling the July contract and purchasing the September contract. If the market for these contracts (putting aside other considerations) is in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the September contract, thereby creating a positive “roll yield”. Similarly, if the market for these contracts is in “contango”, where the prices are higher in the distant delivery months than in the nearer delivery months, it could result in a negative roll yield. Because your notes are linked to contracts with fixed expiration dates and will not be subject to rolling, you will not benefit from any positive roll yield.

Past Performance of the Basket Underliers is No Guide to Future Performance

The actual performance of the basket underliers over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical closing levels of the basket underliers or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the basket underliers.

The Amount Payable on Your Notes Is Not Linked to the Prices of the Basket Underliers at

Any Time Other than on the Determination Date

The final basket level will be based on the final basket underlier levels on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, even if the prices of one or more of the basket underliers had gone up prior to the determination date, if the prices of the basket underliers dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the prices of the basket underliers prior to such drop in the prices of the basket underliers. As a result, you will not benefit from the basket level at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price set on the trade date.

There Are Risks Associated with a

Concentrated Investment in a Small Number

of Commodities Futures Contracts

The payment at maturity on the notes is linked exclusively to the prices of the basket underliers and not to a diverse basket of commodities or a broad-based commodity index. The price of the basket underliers may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the prices of five commodities futures contracts, the notes may carry greater risk and may be more volatile than a security linked to the prices of a larger number of commodities futures contracts or a broad-based commodity index.

The Market Value Of Your Notes May Be Influenced By Many Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility — i.e., the frequency and magnitude of changes in the level of the basket underliers;

•

events that affect commodity markets generally and the markets of which the basket underliers are a part, some of which are described below under “— The Prices of the Basket Underliers May Be Volatile and May Be Affected by Factors Specific to the Underliers’ Respective Markets, Which May Have an Adverse Effect on the Market Value of Your Notes”;

•	interest rate and yield rates in the market;

•	the time remaining until your notes mature; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the market price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the basket underliers based on historical changes in the basket underliers. The actual changes in the basket underliers over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical prices of the basket underliers or to the hypothetical return examples shown elsewhere in this prospectus supplement.

The Prices of the Basket Underliers May Be Volatile and May Be Affected by Factors Specific to the Underliers’ Respective Markets, Which May Have an Adverse Effect on the Market Value of Your Notes

The prices of the basket underliers have fluctuated widely in the past and may continue to do so in the future. Factors that may affect the basket underliers and the value of your notes in varying ways include, without limitation:

•

global supply and demand of the commodities referenced by the basket underliers, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of the relevant commodities, and production and cost levels in countries where the relevant commodities are produced;

•	weather, natural disasters, and (in the case of agricultural commodities) pestilence;

•	governmental programs and policies, including regulation that affects consumption or production of commodities;

•	regulation in the relevant producer countries and in the commodities and securities markets;

•	hedging, investment and trading activities by market participants;

•	price and supply controls among producer nations or organizations of producer nations;

•	concentrated production or holding of commodities;

•	development of substitutes for the basket underliers or alternative industrial or consumer applications that do not make use of the basket underliers;

•	global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations;

•	liquidity or illiquidity of the basket underliers; and

•	currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the prices of the basket underliers, and the occurrence of all, some or one of these factors could reduce the prices of the basket underliers and adversely affect the market value of, and payment at maturity of, your notes.

If the Prices of the Basket Underliers Change, the Market Value of Your Notes May Not

Change in the Same Manner

Your notes may trade quite differently from changes in the prices of the basket underliers. Changes in the prices of the basket underliers may not result in a comparable change in the market value of your notes. Even if the price of any of the basket underliers increases above the initial basket underlier levels during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Recent Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes

The United States Congress recently enacted comprehensive legislation that will substantially affect the regulation of the commodity and futures markets. The legislation will also require the regulators to adopt regulations to implement the legislation, and the nature and scope of the regulations cannot yet be determined. However, it is likely that the legislation and any new rules will, among other things, impose limits on the size of positions that can be held by market participants, which could limit the ability of market participants to participate in the commodity and futures markets to the extent and at the levels that they have in the past. These factors may have the effect of reducing liquidity in these markets and affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities and futures markets. These changes could impact the price and volatility of the prices of the basket underliers, which could in turn adversely affect the return on and the value of your notes.

Trading and Other Transactions by Goldman, Sachs & Co. or Its Affiliates Relating to the Basket Underliers and Contracts Related to

the Basket Underliers May Adversely Affect

the Value of Your Notes

Goldman, Sachs & Co. and its affiliates actively trade physical commodities related to the basket underliers, commodities contracts and options on commodities contracts related to the basket underliers, over-the-counter contracts on commodities related to the basket underliers, and other instruments and derivative products based on numerous other commodities. Goldman, Sachs & Co. or its affiliates also trade instruments and derivative products related to one or more of the basket underliers. Trading in any of the foregoing by Goldman, Sachs & Co. or its affiliates and unaffiliated third parties could adversely affect the value of one or more of the basket underliers which could in turn affect the return on and the value of your notes.

Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of one or more of the basket underliers.

Although we are not obligated to do so, we expect to hedge our obligations under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to one or more of the basket underliers.

You Have No Rights with Respect to

Commodity Contracts or Commodities or

Rights to Receive Any Contracts or Commodities

Investing in your notes will not make you a holder of any of the basket underliers. Neither you nor any other holder or owner of your notes will have any rights with respect of the basket underliers. Any amounts payable on your notes will be made in cash, and you will have no right to receive the basket underliers, the commodities referenced by the basket underliers or options, swaps or futures based upon the prices of the commodities referenced by the basket underliers.

Our Business Activities May Create Conflicts

of Interest Between Your Interest in Your

Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect, from time to time, to engage in trading activities related to one or more of the basket underliers that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. These trading activities, if they influence the price of the basket underliers or any other factor that may affect the amount that may be paid on the stated maturity date could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive on the Stated Maturity Date

As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final basket level on the determination date, which we will use to determine the amount we will pay, if any, on the stated maturity date; market disruption events; non-trading days; the determination date; the stated maturity date; the default amount and any amount payable on your notes. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to discontinuation or modification of the basket underliers. The exercise of this discretion by

Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Suspensions or Disruptions of Market

Trading in the Basket Underliers May

Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors.

If a market disruption event has occurred with respect to the price of one or more basket underliers, the calculation agent will determine the final basket level as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below. Under the circumstances described above, the price of each of the basket underliers and the value of your notes may be adversely affected.

If a market disruption event relating to one or more basket underliers occurs or is continuing on the originally scheduled determination date, the determination date may be postponed by up to five business days. If a market disruption event with respect to the basket underlier has not ceased by the last possible day, the calculation agent will calculate the final basket level and the amount payable on your notes on the determination date as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below. Accordingly, the calculation of your payment may be delayed beyond what would otherwise be the determination date and may be subject to the judgment of the calculation agent.

An Investment in the Notes Is Subject to

Risks Associated With Foreign Commodities Markets

The basket consists of commodity contracts on five physical commodities, one of which is traded on the London Metal Exchange (“LME”). You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks.

The basket will include commodity contracts on foreign trading facilities located outside the United States that are not regulated by U.S. regulatory authorities. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the basket.

If the LME should cease operations, if copper trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LME should change any rule or bylaw or take emergency action under its rules, the market for the copper contract, and consequently the final basket level, as well as the value of the notes, may be affected. Certain features of U.S. futures contracts are not present in the context of futures trading on the LME. For example, there are no daily price limits on the LME which would otherwise restrict fluctuations in the price of the copper contract. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Your Notes May Not Have an Active

Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption

Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the date that would otherwise be the determination date, a market disruption event with respect to the price of any of the basket underliers has occurred or is continuing or that day is not a trading day, the determination date will be postponed until the first trading day on which the market disruption event with respect to the price of the applicable basket underlier that has ceased. In no cases, however, will such applicable date be postponed by more than five scheduled business days from the originally scheduled determination date. Moreover, if the determination date is postponed to the last possible day, but the market disruption event with respect to the price of the applicable basket underlier(s) has not ceased by that day or that day is not a trading day, that day will nevertheless be the determination date. In such a case, the calculation agent will determine the final basket level based on the procedures described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page and in “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts or commissions and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuances and sales of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Basket Underliers

In this prospectus supplement, when we refer to the price of the WTI crude contract, we mean the official U.S. dollar settlement price (expressed in dollars per barrel) of the February 2012 WTI light sweet crude oil futures contract, quoted by NYMEX (Bloomberg: “CLG2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

In this prospectus supplement, when we refer to the price of the copper contract, we mean the official U.S. dollar settlement price (expressed in dollars per metric ton) of the January 2012 copper futures contract quoted by the LME (Bloomberg: “LPF2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

In this prospectus supplement, when we refer to the price of the platinum contract, we mean the official U.S. dollar settlement price (expressed in dollars per troy ounce) of the April 2012 platinum futures contract, quoted by NYMEX (to be listed on or before the trade date under Bloomberg symbol “PLJ2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

In this prospectus supplement, when we refer to the price of the soybean contract, we mean the official U.S. dollar settlement price (expressed in cents per bushel) for the March 2012 CBOT Soybean futures contract, quoted by CBOT (Bloomberg: “S H2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

In this prospectus supplement, when we refer to the price of the cotton contract, we mean the official U.S. dollar settlement price (expressed in cents per pound) for the March 2012 ICE Futures Cotton No. 2 futures contract quoted by ICE Futures (Bloomberg: “CTH2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

Payment on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash, if any, equal to the cash settlement amount. The cash settlement amount will equal the sum of (i) $1,000 face amount plus (ii) the product of the basket return times $1,000.

The initial basket underlier levels will be set on the trade date. The calculation agent will determine the final basket level, which will be the sum of the products, as calculated for each basket underlier, of (i) the weighting percentage for the basket underlier times (ii) the initial basket level times (iii) the quotient of (a) the final basket underlier level on the determination date divided by (b) the initial basket underlier level, subject to adjustment in certain circumstances described under “— Consequences of a Market Disruption Event” and “— Discontinuance of the Price of a Basket Underlier” below.

The basket return will equal the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a positive or negative percentage.

Stated maturity date

The stated maturity date will be set on the trade date and is expected to be approximately 12 months and three weeks after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described under “— Determination date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date.

Determination date

The determination date will be set on the trade date and is expected to be the fifth scheduled trading day prior to the originally scheduled stated

maturity date, unless the calculation agent determines that a market disruption event with respect to a basket underlier occurs or is continuing on that day or that day is otherwise not a trading day. In that event, the determination date will be the day on which the price of the applicable basket underlier is available, as described in “— Consequences of a Market Disruption Event” below. In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date.

Consequences of a Market Disruption Event

If a market disruption event relating to one or more basket underliers occurs or is continuing on the originally scheduled determination date (or, if that day is not a trading day, then the following trading day), the calculation agent will calculate the final basket level as follows: (a) with respect to each basket underlier that is not affected by a market disruption event on such date, the settlement price of such basket underlier on such date as published by the trading facility on which it is traded and (b) with respect to each basket underlier that is affected by a market disruption event on such date, the calculation agent will calculate the final basket level by using the basket underlier price on the first succeeding trading day on which no market disruption event occurs or is continuing with respect to such basket underlier; provided that, if such day occurs more than five scheduled business days after the originally scheduled determination date, the calculation agent shall determine the price for such basket underlier on the fifth scheduled business day after the originally scheduled determination date, as described under “— Discontinuance of the Price of a Basket Underlier” below.

Discontinuance of the Price of a Basket Underlier

If the price of a basket underlier is not available on the last possible determination date because of a market disruption event or for any other reason,

such final basket underlier level and the amount payable on the stated maturity date shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

All determinations and adjustments to be made by the calculation agent as described in this prospectus supplement with respect to the price of the basket underliers may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations in connection with the notes regarding the basket underlier, market disruption events, discontinuance of the price of a basket underlier, business days, trading days, postponement of the determination date, the final basket level, the basket return, the default amount and the amount in cash, if any, to be paid on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman Sachs International, our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (1) all trading facilities on which any of the basket underliers are traded are open for trading, (2) the calculation agent in London is open for business, (3) the offices of Goldman, Sachs & Co. in New York are open for business.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event on any given trading day:

•

a material limitation, suspension, or disruption of trading in one or more of the basket underliers which results in a failure by the trading facility on which such basket underlier is traded to report a settlement or similar price for such basket underlier on such trading day,

•

the price of such basket underlier on such trading day is a “limit price”, which means that the price of such basket underlier on such trading day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable rules of the trading facility on which such basket underlier is traded,

•

trading in any basket underlier on the relevant trading facility is suspended or interrupted subsequent to the opening of trading and trading in such basket underlier does not recommence at least ten minutes prior to, and continue until, the regularly scheduled close of trading in such basket underlier, or

•	failure by the trading facility on which such basket underlier is traded or other price source to announce or publish the settlement price of such basket underlier on such trading day.

USE OF PROCEEDS AND HEDGING

We expect to use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of one or more of the basket underliers, listed or over-the-counter options, futures, and other instruments linked to the commodities referenced by the basket underliers and indices designed to track the performance of the relevant commodities markets or components of such markets on or before the trade date. In addition, from time to time after we issue the notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes and perhaps in connection with other index or index-linked notes we issue, some of which may have returns linked to one or more of the basket underliers or the commodities referenced by any of those basket underliers. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the commodities referenced by one or more of the basket underliers,

•	may take or dispose of positions in one or more of the basket underliers or contracts relating thereto,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on the basket designed to track the performance of the relevant commodities markets or components of such markets, and/or

•

may take short positions in one or more of the basket underliers or other securities or instruments of the kind described above — i.e., we and/or our affiliates may sell securities, instruments or commodities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to one or more of the basket underliers or the commodities referenced by any of those basket underliers. We expect these steps to involve sales of instruments linked to the basket on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the basket underliers, or listed or over-the-counter options, futures or other instruments linked to the commodities referenced by the basket underliers, some or all of the commodities referenced by the basket underliers or indices designed to track the performance of the relevant commodities markets or other components of such markets. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above, including not acquiring any positions. Investors will not have knowledge about our hedging positions.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to the Basket Underliers and Contracts Related to the Basket Underliers May Adversely Affect the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

BASKET UNDERLIERS

We have derived all information regarding the commodity prices contained in this prospectus supplement from publicly available information, without independent verification.

Price of the WTI Crude Contract

In this prospectus supplement, when we refer to the price of the WTI crude contract, we mean the official U.S. dollar settlement price (expressed in dollars per barrel) of the February 2012 WTI light sweet crude oil futures contract, quoted by NYMEX (Bloomberg: “CLG2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of the Basket Underlier” above.

Crude oil is one the world’s most actively traded commodities, and WTI light sweet crude oil futures contracts are one of the world’s largest-volume futures contracts traded on a physical commodity. Because of its liquidity and price transparency, the contract is used as a principal international oil pricing benchmark. The WTI crude contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market. Light, sweet crude oil is used by refiners to produce petroleum products because of its low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel.

The February 2012 WTI light sweet crude oil futures contract is listed on NYMEX, which is part of the CME Group. Additional information about the WTI crude contract is available at the following website: www.cmegroup.com/trading/energy/crude-oil/light-sweet-crude_contract_specifications.html. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Price of the Copper Contract

In this prospectus supplement, when we refer to the price of the copper contract, we mean the official U.S. dollar settlement price (expressed in dollars per metric ton) of the January 2012 copper futures contract quoted by the LME (Bloomberg: “LPF2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of the Basket Underlier” above.

Copper is the world’s third most widely used industrial metal, after iron and aluminum, and is primarily used in highly cyclical industries such as construction and industrial machinery manufacturing. Profitable extraction of the metal depends on cost-efficient high-volume mining techniques, and the global supply has been sensitive to the political situation, particularly in those countries where copper mining is a government-controlled enterprise. The copper contract is denominated in 25 metric ton increments and is deliverable as electrolytic copper in the form of either grade A cathodes or grade A wirebars.

The copper contract is traded on the London Metal Exchange. Additional information about the copper contract is available at the following website: http://www.lme.com/copper.asp. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Price of the Platinum Contract

In this prospectus supplement, when we refer to the price of the platinum contract, we mean the official U.S. dollar settlement price (expressed in dollars per troy ounce) of the April 2012 platinum futures contract, quoted by NYMEX (to be listed on or before the trade date under Bloomberg symbol “PLJ2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” above.

Platinum is the principal metal of the six-metal group that bears its name; the other platinum group metals are palladium, rhodium, ruthenium, osmium, and iridium. All possess unique chemical and physical qualities that make them vital industrial materials. Jewelry creates the largest demand for platinum, and major industrial uses are in automotive catalysts and chemical and petroleum refining catalysts. Platinum is used in the computer industry and in other high-tech electronic applications since it is an excellent conductor of electricity, does not corrode, and has a low reactivity with other metals. Supplies of platinum are concentrated in South Africa, which accounts for approximately 80% of supply, with significantly smaller supplies in Russia and North America.

The April 2012 platinum futures contract is listed on NYMEX, which is part of the CME Group. Additional information about the platinum contract is available at the following website: http://www.cmegroup.com/trading/metals/precious/platinum_contract_specifications.html. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Price of the Soybean Contract

In this prospectus supplement, when we refer to the price of the soybean contract, we mean the official U.S. dollar settlement price (expressed in cents per bushel) for the March 2012 CBOT Soybean futures contract, quoted by CBOT (Bloomberg: “S H2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” above.

Soybeans are an oilseed legume that is grown globally and is known for its high protein content and high oil content. Because soybeans are high in protein, they are a major ingredient in livestock feed which accounts for the bulk of its usage. A smaller percentage of the crop is processed for human consumption in the form of products such as soy milk, tofu, and soy flour. A growing percentage of soybean consumption comes from the biofuel sector. Production is extremely concentrated with approximately 80% of global production concentrated within the US, Brazil and Argentina. Harvest time is in the fall, meaning there are two main harvests per year- one in the Northern Hemisphere and one in the Southern Hemisphere. In the US, soybeans trade on the Chicago Board of Trade in 5000 bushel increments where delivery is on the No. 2 Yellow bean at par with substitutions deliverable at various differentials established by the exchange.

The March 2012 soybean future contract is listed on the Chicago Board of Trade, which is part of the CME Group. Additional information about the soybean contract is available at the following website: http://www.cmegroup.com/trading/agricultural/grain-and-oilseed/soybean_contract_specifications.html. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Price of the Cotton Contract

In this prospectus supplement, when we refer to the price of the cotton contract, we mean the official U.S. dollar settlement price (expressed in cents per pound) for the March 2012 ICE Futures Cotton No. 2 futures contract quoted by ICE Futures (Bloomberg: “CTH2”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” above.

The Cotton No. 2 contract is a benchmark for the global cotton trading community. The contract prices physical delivery of US-grown, exchange-grade product (with grading performed by the United States Department of Agriculture). The cotton plant is a shrub grown in tropical and subtropical regions around the world, including the Americas, Africa, India, and Pakistan. Cotton requires sunny and warm weather, plenty of water during the growth season, and dry weather for harvest. Cotton is used in a number of industries, including textiles, coffee filters, paper printing and livestock feed. Contract months are March, May, July, October and December. The futures contracts are a dollar denominated, physically settled contract of 50,000 pounds.

March 2012 ICE Futures Cotton No. 2 futures are listed on ICE Futures U.S. Additional information about the cotton contract is available at the following website: https://www.theice.com/productguide/ProductDetails.shtml?specId=254. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Questions and Answers

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a specified grade of a physical commodity at a predetermined price, delivery location and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The basket is comprised solely of commodity contracts on physical commodities traded on regulated futures trading facilities.

Why Does the Basket Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in a basket of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the basket level. In addition, the fact that commodity contracts have publicly available prices allows calculation of a basket based on these prices. The use of commodity contracts, therefore, allows investors to separate the exposure to price changes from the requirements and costs of ownership of the underlying physical commodity, and thus allows participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

If the Price of the Underlying Physical Commodities Goes Up, Will the Basket Level, Therefore, Also Go Up?

Not necessarily. Your notes are linked to the performance of the commodity contracts included in the basket, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Basket Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of one or more physical commodities going up and the basket level not changing in the same way.

Historical Prices of the Basket Underliers

The respective prices of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the prices of basket underliers during any period shown below is not an indication that such prices of basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of baskets underliers as an indication of future performance. We cannot give you any assurance that the future performance of the basket underliers will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. Neither we nor any of our affiliates make any representation to you as to changes in the price of basket underliers. Actual changes in the price of basket underliers over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices shown below.

In addition, in order to calculate the historical prices of the basket underliers in the following tables, we have used the prices of rolling front-month futures contracts (contracts with an expiration date closest to the relevant historical date), which are futures contracts with different delivery dates than the delivery dates for the futures contracts that are used in your notes. For this reason, the historical prices of the basket underliers reported below may not reflect the prices at which a futures contract with the same delivery date as the futures contracts used for your notes would have traded in the past.

The tables below show the high, low and final prices of each of the basket underliers for each of the four quarters of 2007, 2008, 2009 and 2010 (through December 28, 2010, unless otherwise specified). We obtained the prices listed in the table below from Bloomberg Financial Services, without independent verification. The historical prices of basket underliers set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final basket level will be equal to or greater than the initial basket level or that the payment amount at maturity will be greater than the face amount of your notes.

Historical Basket Underlier Levels

High, Low and Final Prices of the WTI Crude Contract

(based on the price of the next expiring futures contract in US dollars)

	High	Low	Final
2007
Quarter ended March 31	66.03	50.48	65.87
Quarter ended June 30	70.68	61.47	70.68
Quarter ended September 30	83.32	69.26	81.66
Quarter ended December 31	98.18	79.02	95.98

2008
Quarter ended March 31	110.33	86.99	101.58
Quarter ended June 30	140.21	100.98	140
Quarter ended September 30	145.29	91.15	100.64
Quarter ended December 31	98.53	33.87	44.6

2009
Quarter ended March 31	54.34	33.98	49.66
Quarter ended June 30	72.68	45.88	69.89
Quarter ended September 30	74.37	59.52	70.61
Quarter ended December 31	81.37	69.51	79.36

2010
Quarter ended March 31	83.76	71.19	83.76
Quarter ended June 30	86.84	68.01	75.63
Quarter ended September 30	82.55	71.63	79.97
Quarter ending December 31 (through December 28, 2010)	91.51	79.49	91.49

Historical Basket Underlier Levels

High, Low and Final Prices of the Copper Contract

(based on the price of the next expiring futures contract in US dollars)

	High		Low		Final
2007
Quarter ended March 31	6896		5313	.5	6896
Quarter ended June 30	8370		7022		7647
Quarter ended September 30	8191		6800		8068
Quarter ended December 31	8359		6326	.5	6650	.5

2008
Quarter ended March 31	8760		6725	.5	8483
Quarter ended June 30	8864		7927		8638
Quarter ended September 30	8865		6401		6401
Quarter ended December 31	6192		2823		3049	.25

2009
Quarter ended March 31	4057	.25	3064	.75	4010	.5
Quarter ended June 30	5355	.25	4031	.75	4954
Quarter ended September 30	6470	.5	4713		6153	.5
Quarter ended December 31	7351	.5	5865	.75	7351	.5

2010
Quarter ended March 31	7826		6262	.5	7767	.75
Quarter ended June 30	7967	.25	6069	.5	6492	.75
Quarter ended September 30	8063	.5	6307	.25	8010
Quarter ending December 31 (through December 24, 2010)	9401		8053	.5	9388

Historical Basket Underlier Levels

High, Low and Final Prices of the Platinum Contract

(based on the price of the next expiring futures contract in US dollars)

	High	Low	Final
2007
Quarter ended March 31	1256.4	1109	1248.3
Quarter ended June 30	1350.9	1249	1279
Quarter ended September 30	1395.2	1230	1395.2
Quarter ended December 31	1549.3	1350	1528

2008
Quarter ended March 31	2276.1	1524.2	2024.4
Quarter ended June 30	2221.1	1882.3	2069.5
Quarter ended September 30	2086.2	1015.1	1015.1
Quarter ended December 31	1035.2	787.2	936.2

2009
Quarter ended March 31	1149.5	916.7	1120.8
Quarter ended June 30	1293.3	1096.1	1176.7
Quarter ended September 30	1350.1	1095.3	1295.6
Quarter ended December 31	1506.3	1275.6	1460

2010
Quarter ended March 31	1639.8	1475.1	1639.8
Quarter ended June 30	1747.3	1491.9	1530.9
Quarter ended September 30	1652	1499.2	1652
Quarter ending December 31 (through December 28, 2010)	1809.6	1640.9	1751.70

Historical Basket Underlier Levels

High, Low and Final Prices of the Soybean Contract

(based on the price of the next expiring futures contract in US cents)

	High	Low	Final
2007
Quarter ended March 31	783.75	653.5	761.25
Quarter ended June 30	855.25	709.75	850
Quarter ended September 30	1009	799.25	991.25
Quarter ended December 31	1220.75	925.5	1199

2008
Quarter ended March 31	1544.5	1189.5	1197.25
Quarter ended June 30	1605	1211	1605
Quarter ended September 30	1658	1045	1045
Quarter ended December 31	1053	783.5	972.25

2009
Quarter ended March 31	1037.5	848.5	952
Quarter ended June 30	1267	952	1226.25
Quarter ended September 30	1258.5	913.5	927
Quarter ended December 31	1060.5	885	1039.75

2010
Quarter ended March 31	1052.25	908	941
Quarter ended June 30	1004.25	930.5	948.5
Quarter ended September 30	1128.5	953.5	1106.75
Quarter ending December 31 (through December 28, 2010)	1375.75	1054	1375.75

Historical Basket Underlier Levels

High, Low and Final Prices of the Cotton Contract

(based on the price of the next expiring futures contract in US cents)

	High	Low	Final
2007
Quarter ended March 31	55.85	51.76	53.57
Quarter ended June 30	58.5	46.25	58.5
Quarter ended September 30	66.49	55.15	62.05
Quarter ended December 31	68.01	58.1	68.01

2008
Quarter ended March 31	89	66.83	69.34
Quarter ended June 30	75.23	64.21	71.4
Quarter ended September 30	71.68	55.06	55.5
Quarter ended December 31	56.69	39.14	49.02

2009
Quarter ended March 31	52.07	40.01	46.47
Quarter ended June 30	60.54	46.15	53.3
Quarter ended September 30	63.18	54.71	61.34
Quarter ended December 31	76.25	59.26	75.6

2010
Quarter ended March 31	83.44	66.62	80.55
Quarter ended June 30	84.72	77.06	82.6
Quarter ended September 30	108.14	77.16	104.18
Quarter ending December 31 (through December 28, 2010)	159.12	99.78	144.35

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities, commodities derivatives or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The tax treatment of your notes is uncertain. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid forward contract with respect to the basket underliers. In the opinion of Sullivan & Cromwell LLP, this is a reasonable method of treating the notes for United States federal income tax purposes. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

If your notes are characterized as described above, your tax basis in your notes generally should equal your cost for your notes. Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for your notes. Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. In particular, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to a portion of your notes. If Section 1256 were to apply to your notes, the portion of the gain or loss recognized with respect to your notes that relates to Section 1256 contracts would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark such portion of your notes to market at the end of each year (i.e., recognize income as if the portion of your notes that relates to Section 1256 contracts had been sold for fair market value).

It is also possible that the Internal Revenue Service could assert that your notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the notes is not a sale or exchange of a collectible but is rather a sale or exchange of a forward contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

Furthermore, it is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisor as to any other alternative characterizations of your notes for United States federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” and “— United States Alien Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on                     ,

2011, which is expected to be the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially are expected to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Specific Terms of Your Notes	S-13
Use of Proceeds and Hedging	S-18
Basket Underliers	S-19
Supplemental Discussion of Federal Income Tax Consequences	S-28
Employee Retirement Income Security Act	S-31
Supplemental Plan of Distribution	S-32
Conflicts of Interest	S-32

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Commodity Basket Linked Notes due

(Linked to a Weighted Basket Comprised of Futures Contracts for Crude Oil, Copper, Platinum, Soybeans and Cotton)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.